June 2, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ocular Therapeutix, Inc.

Registration Statement on Form S-1 (SEC File No. 333-204344)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Ocular Therapeutix, Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern time, on June 4, 2015, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we and the other prospective underwriters will distribute to each underwriter, dealer or institution who is reasonably anticipated to participate in the offering as many copies of the Preliminary Prospectus dated June 2, 2015 (the “Preliminary Prospectus”) as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

In connection with the Preliminary Prospectus distribution for the above-referenced issue, we hereby confirm that we are, and the other prospective underwriters have confirmed that they are, complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Left Blank Intentionally]

Very truly yours, MORGAN STANLEY & CO. LLC COWEN AND COMPANY, LLC As Representatives By: MORGAN STANLEY & CO. LLC

By:	/s/ David Lederman
Name: David Lederman Title: Vice President

By: COWEN AND COMPANY, LLC

By:	/s/ Jason Fenton
Name: Jason Fenton Title: Managing Director

[Signature page to Acceleration Request – Underwriters]